UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FIRSTFED FINANCIAL CORP.
(Name of Issuer)

          Common Stock, $0.01 par value per share
(Title of Class of Securities)

             337907109
(CUSIP Number)

           December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 12 Pages
Exhibit Index: Page 11

SCHEDULE 13G

CUSIP No.: 337907109	Page 2 of 12 Pages

1.	Names of Reporting Persons
	I.R.S. Identification Nos. of above persons (entities only)

	ANCHORAGE CAPITAL MASTER OFFSHORE, LTD. 98-0418059
2.	Check the Appropriate Box if a Member of a Group
	(a) [ ]
	(b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Cayman Islands

Number of		5.	Sole Voting Power	154,400
Shares
Beneficially		6.	Shared Voting Power	0
Owned by Each
Reporting		7.	Sole Dispositive Power	154,400
Person With
		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	154,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	[ ]

11.	Percent of Class Represented by Amount in Row (9)

	1.13% based on 13,684,553 shares outstanding as of November 1, 2008.

12.	Type of Reporting Person:

	OO

SCHEDULE 13G

CUSIP No.: 337907109	Page 3 of 12 Pages

1.	Names of Reporting Persons
	I.R.S. Identification Nos. of above persons (entities only)

	ANCHORAGE ADVISORS, L.L.C. 20-0042271
2.	Check the Appropriate Box if a Member of a Group
	(a) [ ]
	(b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Delaware

Number of		5.	Sole Voting Power	154,400
Shares
Beneficially		6.	Shared Voting Power	0
Owned by Each
Reporting		7.	Sole Dispositive Power	154,400
Person With
		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	154,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	[ ]

11.	Percent of Class Represented by Amount in Row (9)

	1.13% based on 13,684,553 shares outstanding as of November 1, 2008.

12.	Type of Reporting Person:

	OO, IA

SCHEDULE 13G

CUSIP No.: 337907109	Page 4 of 12 Pages

1.	Names of Reporting Persons
	I.R.S. Identification Nos. of above persons (entities only)

	ANCHORAGE ADVISORS MANAGEMENT, L.L.C. 20-0042478
2.	Check the Appropriate Box if a Member of a Group
	(a) [ ]
	(b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Delaware

Number of		5.	Sole Voting Power	154,400
Shares
Beneficially		6.	Shared Voting Power	0
Owned by Each
Reporting		7.	Sole Dispositive Power	154,400
Person With
		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	154,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	[ ]

11.	Percent of Class Represented by Amount in Row (9)

	1.13% based on 13,684,553 shares outstanding as of November 1, 2008.

12.	Type of Reporting Person:

	OO, HC

SCHEDULE 13G

CUSIP No.: 337907109	Page 5 of 12 Pages

1.	Names of Reporting Persons
	I.R.S. Identification Nos. of above persons (entities only)

	ANTHONY L. DAVIS
2.	Check the Appropriate Box if a Member of a Group
	(a) [ ]
	(b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

	United States of America

Number of		5.	Sole Voting Power	154,400
Shares
Beneficially		6.	Shared Voting Power	0
Owned by Each
Reporting		7.	Sole Dispositive Power	154,400
Person With
		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	154,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	[ ]

11.	Percent of Class Represented by Amount in Row (9)

	1.13% based on 13,684,553 shares outstanding as of November 1, 2008.

12.	Type of Reporting Person:

	IN, HC

SCHEDULE 13G

CUSIP No.: 337907109	Page 6 of 12 Pages

1.	Names of Reporting Persons
	I.R.S. Identification Nos. of above persons (entities only)

	KEVIN M. ULRICH
2.	Check the Appropriate Box if a Member of a Group
	(a) [ ]
	(b) [X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

	Canada

Number of		5.	Sole Voting Power	154,400
Shares
Beneficially		6.	Shared Voting Power	0
Owned by Each
Reporting		7.	Sole Dispositive Power	154,400
Person With
		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	154,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	[ ]

11.	Percent of Class Represented by Amount in Row (9)

	1.13% based on 13,684,553 shares outstanding as of November 1, 2008.

12.	Type of Reporting Person:

	IN, HC

Page 7 of 12 Pages

Item 1(a).	Name of Issuer:

FirstFed Financial Corp. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

12555 W. Jefferson Boulevard, Los Angeles, California 90066

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Anchorage Capital Master Offshore, Ltd. ("Anchorage Offshore");

ii) Anchorage Advisors, L.L.C. ("Advisors");

iii) Anchorage Advisors Management, L.L.C. ("Management");

iv) Anthony L. Davis ("Mr. Davis"); and

v) Kevin M. Ulrich ("Mr. Ulrich").

This statement relates to Shares (as defined herein) held for the account of Anchorage Offshore.  Advisors is the investment advisor to Anchorage Offshore.  Management is the sole managing member of Advisors.  Mr. Davis is the President of Advisors and a managing member of Management, and Mr. Ulrich is the Chief Executive Officer of Advisors and the other managing member of Management.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.

Item 2(c).	Citizenship:

1) Anchorage Offshore is a Cayman Islands exempted company incorporated with limited liability;

2) Advisors is a Delaware limited liability company;

3) Management is a Delaware limited liability company;

4) Mr. Davis is a citizen of the United States of America; and

5) Mr. Ulrich is a citizen of Canada.

Page 8 of 12 Pages

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

337907109

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2008, each of the Reporting Persons may be deemed beneficial owner of 154,400 Shares.

Item 4(b)	Percent of Class:

The number of Shares of which the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 1.13% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were 13,684,553 Shares outstanding as of November 1, 2008).

Item 4(c)	Number of Shares of which such person has:

Anchorage Offshore:

(i) Sole power to vote or direct the vote:	154,400

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or direct the disposition of:	154,400

(iv) Shared power to dispose or direct the disposition of:	0
Advisors:

(i) Sole power to vote or direct the vote:	154,400

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or direct the disposition of:	154,400

(iv) Shared power to dispose or direct the disposition of:	0
Management:

(i) Sole power to vote or direct the vote:	154,400

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or direct the disposition of:	154,400

Page 9 of 12 Pages

(iv) Shared power to dispose or direct the disposition of:	0

Mr. Davis:

(i) Sole power to vote or direct the vote:	154,400

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or direct the disposition of:	154,400

(iv) Shared power to dispose or direct the disposition of:	0
Mr. Ulrich:

(i) Sole power to vote or direct the vote:	154,400

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or direct the disposition of:	154,400

(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

See disclosure in Item 2 hereof.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009	ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.

	By:	/s/ Kevin M. Ulrich
	Name:	Kevin M. Ulrich
	Title:	Director

Date: February 17, 2009	ANCHORAGE ADVISORS, L.L.C.

	By:	Anchorage Advisors Management, L.L.C., its Managing Member

By:	/s/ Anthony L. Davis
Name:	Anthony L. Davis
Title:	Managing Member

Date: February 17, 2009	ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

	By:	/s/ Anthony L. Davis
	Name:	Anthony L. Davis
	Title:	Managing Member

Date: February 17, 2009	ANTHONY L. DAVIS

/s/ Anthony L. Davis

Date: February 17, 2009	KEVIN M. ULRICH

/s/ Kevin M. Ulrich

Page 11 of 12 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement, dated February 17, 2009 by and among Reporting Persons	12

Page 12 of 12 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of FirstFed Financial Corp., dated as of February 17, 2009 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 17, 2009	ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.

	By:	/s/ Kevin M. Ulrich
	Name:	Kevin M. Ulrich
	Title:	Director

Date: February 17, 2009	ANCHORAGE ADVISORS, L.L.C.

	By:	Anchorage Advisors Management, L.L.C., its Managing Member

By:	/s/ Anthony L. Davis
Name:	Anthony L. Davis
Title:	Managing Member

Date: February 17, 2009	ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

	By:	/s/ Anthony L. Davis
	Name:	Anthony L. Davis
	Title:	Managing Member

Date: February 17, 2009	ANTHONY L. DAVIS

/s/ Anthony L. Davis

Date: February 17, 2009	KEVIN M. ULRICH

/s/ Kevin M. Ulrich